UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of July, 2000


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)

                 4 Kaufman Street, Tel-Aviv, 68012, Israel
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                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



     /s/ Shlomo Heller
--------------------------------             Date: July 31, 2000
By:    Shlomo Heller
Title: General Counsel and
       Company Secretary




DESCRIPTION                                                       EXHIBIT




A. Translation from Hebrew to English of an Immediate Report          A
(the "Report"), which was served on the Israeli Securities
Authority, The Tel-Aviv Stock Exchange Ltd. and the
Registrar of Companies, on July 23, 2000, regarding the nomination of Yiftah Atir as Senior Vice President - Venture
Capital.

B. Translation from Hebrew to English of an Immediate Report
(the "Report"), which was served on the Israeli Securities
Authority, The Tel-Aviv Stock Exchange Ltd. and the
Registrar of Companies, on July 24, 2000, regarding the cooperation between Koor Industries, Ltd. and Israel
Corporation Ltd.

C. Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on July 26, 2000, regarding the completion of the transaction of selling the holdings of Tadiran Ltd. in Tadiran Batteries, Ltd.